Exhibit 4.2

ALLONGE TO CONVERTIBLE PROMISSORY NOTE

Allonge to that certain Convertible Promissory Note attached hereto as Exhibit 1 and made a part hereof in the original principal amount of $_____________ dated November 6, 2014 (“Note”), from Aethlon Medical, Inc., as Borrower, to the order of _____________, as Lender ("Allonge").

Borrower and Lender agree that the Convertible Promissory Note shall be revised as follows:

1. The term “Principal Amount” set forth in the preamble to the Note is amended to read _______________________ Dollars ($______________). With respect to the original principal amount of the Note of $_____________, the date of issuance is deemed to be November 6, 2014; with respect to the principal amount of the Note of $____________, which is attributable to accrued and unpaid interest thereon on the original principal amount of the Note, the date of issuance is deemed to be the date of accrual of such interest; and with respect to the principal amount of the Note of $_____________, which was deemed due and owing as of the date of this Allonge, the date of issuance is deemed to be the date of this Allonge.

2. The term “Maturity Date” as set forth in the preamble to the Note is amended to read July 1, 2017.

3. The term “Conversion Price” as set forth in paragraph 2.1(b) of the Note is amended to read $5.00, subject to amendment as described in the Note.

This Allonge is intended to be attached to and made a permanent part of the Note.

Dated this ____ day of June, 2016.

BORROWER:	LENDER:

Aethlon Medical, Inc.

By: James B. Frakes Name: James B. Frakes Title: Chief Financial Officer	By: _______________________________ Name: Title:

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EXHIBIT 1

Promissory Note

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